OCS-01 Phase 3 DIAMOND Trials Topline Results in DME May 29, 2026

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Phase 3 DIAMOND Program Topline Results Summary At this time, Oculis does not plan to pursue FDA regulatory filing with OCS-01 for DME DIAMOND-1 DIAMOND-2 Visual function: Primary endpoint not met Mean Change in BCVA from Baseline at Week 52 OCS-01: 1.2 letters Vehicle: 5.1 letters OCS-01: 4.6 letters Vehicle: 5.2 letters Retinal anatomy: Rapid and sustained reduction Mean Change in CST from Baseline at Week 52 OCS-01: -51.8 µm Vehicle: -31.7 µm OCS-01: -64.3 µm Vehicle: -18.8 µm Safety OCS-01 was well tolerated with no unexpected safety findings

Study Design and Patient Population

OCS-01 | Phase 3 DIAMOND Program in DME

Objective

Evaluate the safety and efficacy of OCS-01 vs vehicle for the treatment of DME in two adequate and well-controlled global Phase 3 clinical trials

Endpoints

Primary endpoint:

- Change in BCVA ETDRS letter score at Week 52

Key secondary endpoint:

- % with a ≥ 15 ETDRS letter gain in BCVA at Week 52
- CST change vs Baseline

Study Population

- Age 18-85 years
- Confirmed diagnosis of DME
- Diabetes mellitus 1 and 2
- ETDRS BCVA letter score: 65-24
- Retinal thickness (CST) ≥ 310 µm


6 weeks
Induction Phase
6x/day
46 weeks
Maintenance Phase
3x/day
Screening
Randomization
1:1
OCS-01
Vehicle
End of trial

BCVA: best corrected visual acuity; CST: central subfield thickness; DME: diabetic macular edema; ETDRS: Early Treatment Diabetic Retinopathy Study
VEGF: vascular endothelial growth factor.
Multicenter Study on the Efficacy and Safety of OCS-01 in Subjects With Diabetic Macular Edema. ClinicalTrials.gov identifier: NCT05066997
Study of the Efficacy and Safety of OCS-01 Eye Drops in Subjects With Diabetic Macular Edema (DIAMOND-2). ClinicalTrials.gov identifier: NCT06172257

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Diamond Patient Disposition

ITT Population

DIAMOND-1



Screened
n=689
Screen failures
n=285
Randomized
n=404
1 patient randomized, not dosed
OCS-01
n=200
Vehicle
n=203
Discontinued study
Withdrawn: n=12
AE: n=13
Lost to follow-up: n=10
Other: n=1
Discontinued study
Withdrawn: n=19
AE: n=9
Lost to follow-up: n=12
Other: n=0
Completed 52 weeks
n=164
Completed 52 weeks
n=163

DIAMOND-2



Screened
n=713
Screen failures
n=312
Randomized
n=401
OCS-01
n=200
Vehicle
n=201
Discontinued study
Withdrawn: n=11
AE: n=7
Lost to follow-up: n=9
Other: n=5
Discontinued study
Withdrawn: n=13
AE: n=8
Lost to follow-up: n=5
Other: n=7
Completed 52 weeks
n=168
Completed 52 weeks
n=168

AE: adverse event; ITT: intention-to-treat.

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Diamond | Oculis

DIAMOND-1 DIAMOND-2 Parameter OCS-01 (N=200) Vehicle (N=203) OCS-01 (N=200) Vehicle (N=201) Age, mean years (SD) 63.5 (9.77) 64.2 (9.57) 65.0 (8.68) 64.7 (8.33) Sex, n (%) Male Female 120 (60.0) 80 (40.0) 111 (54.7) 92 (45.3) 113 (56.5) 87 (43.5) 108 (53.7) 93 (46.3) Duration of DME, mean months (SD) 21.95 (33.866) 25.20 (34.352) 23.62 (32.916) 24.16 (40.082) BCVA, mean ETDRS letter score (SD) 58.2 (7.37) 57.8 (8.02) 57.2 (9.21) 57.2 (7.62) CST, mean µm (SD) 458.8 (117.35) 453.4 (128.22) 457.9 (145.77) 466.0 (147.83) IOP, mean mm Hg (SD) 14.8 (2.95) 14.9 (3.08) 14.6 (2.95) 14.6 (2.78) Treatment status, n (%) Naïve Previously-treated 109 (54.5) 91 (45.5) 102 (50.2) 101 (49.8) 101 (50.5) 99 (49.5) 97 (48.3) 104 (51.7) Lens status, n (%) * Phakic Pseudo phakic 125 (62.5) 75 (37.5) 128 (63.1) 75 (36.9) 119 (59.5) 80 (40.0) 118 (58.7) 83 (41.3) ITT Population Diamond Baseline Demographics BCVA: best corrected visual acuity; CST: central subfield thickness; DME: diabetic macular edema; ETDRS: Early Treatment Diabetic Retinopathy Study; ITT: intention-to-treat; SD: standard deviation. *1 patient in DIAMOND-2 OCS-01 arm was aphakic

Efficacy

Mean Change in CST, Baseline to Week 52 CST: central subfield thickness; ITT: intention-to-treat; LS: least squares; SE: standard error. Mean Change in CST Baseline to Week 52 DIAMOND-1 ITT Population 1 6 12 18 30 24 36 42 48 52 0 P <0.0001 P <0.0001 P <0.0001 P <0.0001 P <0.0001 P <0.0001 P =0.0013 P =0.0023 P =0.0396 P NS

Mean Change in CST, Baseline to Week 52 CST: central subfield thickness; ITT: intention-to-treat; LS: least squares; SE: standard error. Mean Change in CST Baseline to Week 52 DIAMOND-2 ITT Population 1 6 12 18 30 24 36 42 48 52 0 P <0.0001 P <0.0001 P <0.0001 P <0.0001 P <0.0001 P =0.0002 P <0.0001 P <0.0001 P <0.0001 P=0.0016

ITT Population BCVA: best corrected visual acuity; CI: confidence interval; ETDRS: Early Treatment Diabetic Retinopathy Study; ITT: intention-to-treat; LS: least squares; SE: standard error. Visual Function: Primary Endpoint Mean Change in BCVA from Baseline at Week 52 Mean Change in BCVA from Baseline at Week 52 DIAMOND-1 Mean Change in BCVA from Baseline at Week 52 DIAMOND-2 P value NS P value NS

ITT Population BCVA: best corrected visual acuity; ETDRS: Early Treatment Diabetic Retinopathy Study; ITT: intention-to-treat. Visual Function: Key Secondary Endpoint ≥15-Letter Gain in BVCA at Week 52 ≥15-Letter Gain from Baseline at Week 52 DIAMOND-1 ≥15-Letter Gain from Baseline at Week 52 DIAMOND-2 P value NS P value NS

Safety

Safety Summary OCS-01 was well tolerated, with no unexpected adverse events observed. Overall safety profile was consistent with that of previous trials. As expected, elevated IOP and cataracts were higher in the OCS-01 treated patients in line with chronic use of steroid in DME.

Summary

OCS-01 DIAMOND TLR Summary and Pipeline Prioritization Despite showing a rapid, substantial and sustained reduction in retinal thickness in patients treated with OCS-01, primary (mean change in BCVA) and key secondary (≥15-letter gainers) endpoints for both trials were not met at Week 52. Based on the results, at this time Oculis does not plan to pursue an FDA regulatory filing for OCS-01 in DME. Oculis will strategically focus resources on advancing our late-stage portfolio, including the Privosegtor platform, starting with the PIONEER program for Privosegtor in optic neuropathies, and the PREDICT-1 trial for Licaminlimab to drive precision medicine in dry eye disease. Financial position remains strong with $278 million in cash, cash equivalents, and short-term investments as of March 31, 2026, providing cash runway into 2H 2029.

Q&A